October 6, 2005



Fax (510) 687 - 7155
Room 4561


Kathleen R. McElwee
Senior Vice President and
  Chief Financial Officer
VA Software Corporation
46939 Bayside Parkway
Fremont, CA 94538

      Re:   	VA Software Corporation
      	Form 8-K dated September 23, 2005
      	Form 10-Q for the Quarter Ended April 30, 2005
      File No. 000-28369

Dear Ms. McElwee:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated September 23, 2005
1. Provide us with a copy of any management letters from BDO
Siedman,
LLP (BDO) to the audit committee or Board of Directors, as well as copies of any correspondence, reports, or notes to and from the company that address the reportable conditions related to your controls and procedures for each of the years ended July 31, 2005 and
2004 and subsequent interim period.
2. Provide us with a list of closing or adjusting entries you recorded to close the books or in connection with, or as a result of, the audit for the years ended July 31, 2005 and 2004 or the review of
the subsequent interim periods.  Disclose the dollar effect of each
adjustment to earnings.  Briefly explain each entry.
3. We note your statement that BDO declined to stand for
reelection
but continues to serve as the Company`s independent accountants. Please be advised that once your relationship with BDO ceases, that
date should be disclosed in Form 8-K.   Please include your
exhibit
16 letter from your former accountant in the amendment.

Form 10-Q for the Quarter Ended April 30, 2005

Item 4. Controls and Procedures, page 40
4. We note that your disclosure controls and procedures were ineffective due to the material weakness identified by your independent accountants. Revise to disclose when the material weakness first began. To the extent the material weakness existed during the quarters ended January 31, 2005 and October 31, 2004, revise disclosure in your Forms 10-Q for those periods and reconsider the conclusions reached regarding the effectiveness of your disclosure controls and procedures.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please call David Edgar at (202)
551-3459.

Sincerely,


Kathleen Collins
      Accounting Branch Chief
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Ms. Kathleen R. McElwee
VA Software Corporation
September 23, 2005
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